FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc appoints two Non-Executive Directors to its Board

GlaxoSmithKline plc (GSK) announces that Ms. Judy Lewent and Ms. Stacey Cartwright have been appointed as Non-Executive Directors and will join the Board of the Company with effect from 1st April 2011. On appointment, they will both become members of GSK's Audit & Risk Committee.  Ms. Lewent is the former Executive Vice President and Chief Financial Officer of Merck & Co., Inc. and now serves on the boards of three publicly listed companies and Ms. Cartwright is Executive Vice President, Chief Financial Officer of Burberry Group plc.

Commenting on the appointments, Sir Christopher Gent, Chairman of GSK, said:

"I am delighted to welcome Judy and Stacey to the Board of GSK. Their experience of global business and finance, and their respective knowledge of the pharmaceutical industry and consumer brands, will bring a fresh, external perspective to the Board."

Biographical details of Ms. Lewent and Ms. Cartwright are given below, together with an overview of the membership of the Board with effect from 1st April 2011.

Victoria Whyte
Company Secretary
4 March 2011

Biographical Details

Judy Lewent, (62)
Until September 2007, Ms. Lewent served as Executive Vice President and Chief Financial Officer of Merck & Co., Inc. She served as Chief Financial Officer starting in 1990 and also held various other financial and management positions after joining Merck in 1980. Ms. Lewent is also a director of Dell Inc., Thermo Fisher Scientific Inc. and Motorola Solutions Inc. Additionally Ms. Lewent served on the board of Motorola Inc. from 1995 until May 2010 and previously served on the board of Quaker Oats Company.

Since 2009, Ms. Lewent has served on the Boards of Purdue Pharma Inc., Napp Pharmaceutical Holdings Limited and certain Mundipharma International Limited companies as a Non-Executive Director. Ms. Lewent is also a trustee and the chairperson of the Audit Committee of the Rockefeller Family Trust, a life member of the Massachusetts Institute of Technology Corporation and a member of the American Academy of Arts and Sciences.

Stacey Cartwright, (47)
Ms. Cartwright joined Burberry Group plc as Chief Financial Officer in 2003 and was appointed Executive Vice President, Chief Financial Officer in June 2008. She is also responsible for IT, Legal and Intellectual Property and runs Planning and Pricing for the business. Previously she held the role of Chief Financial Officer at Egg plc between 1999 and 2003, and from 1988 to 1999 she worked in various finance-related positions at Granada Group plc.

Notes

1. The appointments of Ms. Lewent and Ms. Cartwright as Non-Executive Directors have been made by the Board on the recommendation of the Nominations Committee.

2. On appointment, Ms. Lewent and Ms. Cartwright will become members of the Audit & Risk Committee.

3. As Non-Executive Directors of GSK, they will receive standard annual cash retainer fees of £75,000 per annum.

4. The Board has determined that they will be independent Non-Executive Directors, in accordance with the UK Code on Corporate Governance.

5. With effect from 1st April 2011 the composition of the Board of GlaxoSmithKline plc will be as follows:

Sir Christopher Gent	Non-Executive Chairman
Andrew Witty	Chief Executive Officer
Simon Dingemans	Chief Financial Officer
Moncef Slaoui	Executive Director, Chairman, Research & Development
Professor Sir Roy Anderson	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Ms. Stacey Cartwright	Independent Non-Executive Director
Mr Lawrence Culp	Independent Non-Executive Director
Sir Crispin Davis	Independent Non-Executive Director
Ms. Judy Lewent	Independent Non-Executive Director
Sir Deryck Maughan	Independent Non-Executive Director
Mr James Murdoch	Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Mr Tom de Swaan	Independent Non-Executive Director
Sir Robert Wilson	Senior Independent Non-Executive Director

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Janet Morgan	(020) 8047 5502
	David Daley	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jeff McLaughlin	(215) 751 4890

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 4 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc